Exhibit 15.2

31 March 2021

The Board of Directors

Lion Group Holding Ltd.

89 Nexus Way, Camana Bay

Grand Cayman, KYI-9009

Cayman Islands

Dear Sirs,

Re: Lion Group Holding Ltd. (the Company)

We refer to the annual report of the Company to be filed on Form 20-F with the US Securities and Exchange Commission on or around this date (the Annual Report).

We hereby give, and have not withdrawn, our consent to the issue of the Annual Report and the inclusion therein of references to our name, and of the summary of certain aspects of Cayman Islands law, in the form and context in which they appear.

Yours faithfully,

Ogier

Ogier British Virgin Islands, Cayman Islands, Guernsey, Jersey and Luxembourg practitioners Floor 11 Central Tower 28 Queen's Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Michael Snape Justin Davis James Bergstrom Marcus Leese